P&F Industries, Inc.

445 Broadhollow Road

Melville, New York 11747

December 17, 2014

Kevin L. Vaughn, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	P&F Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 28, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 13, 2014

File No. 001-05332

Dear Mr. Vaughn;

This letter is submitted on behalf of P&F Industries, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter dated November 25, 2014 to Joseph A. Molino, Jr., Chief Financial Officer of the Company. For your convenience, your comments have been reproduced in italics below, immediately preceding the responses.

1. We note the disclosures relating to your management’s evaluation and their conclusions regarding the effectiveness of your disclosure controls and procedures as well as disclosure of your management having performed the required assessment of your internal control over financial reporting as of December 31, 2013. However, it does not appear you have provided a conclusive statement by management regarding the effectiveness of your internal control over financial reporting as of December 31, 2013 as required by Item 308(a)(3) of Regulation S-K. Please amend your December 31, 2013 Form 10-K to include a revised management’s report on internal control over financial reporting that includes a conclusion regarding the effectiveness of your internal control over financial reporting. Note the amendment should include updated Section 302 certifications.

The Company advises the Staff that it intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 to include a revised management’s report on internal control over financial reporting that contains a conclusion regarding the effectiveness of Company’s internal control over financial reporting as of December 31, 2013. Appendix A to this letter contains the Company’s proposed revised Item 9A in its entirety (with the additional language in bold italics) to be contained in its amendment to such 10-K. This amendment includes updated Section 302 certifications.

2. We see that during the quarter ended September 30, 2014 you acquired Exhaust Technologies, Inc. (ETI), Universal Air Tool Company Limited (UAT) and Air Tool Service Company (ATSCO). Please provide us with your calculations of the significance test outlined at Rule 8-04(b)(3) of Regulation S-X for each of the referenced acquisitions

The Company advises the Staff that it conducted the calculations of the significance test for its acquisitions of each of Exhaust Technologies, Inc. (“ETI”), Universal Air Tool Company (“UAT”) and Air Tool Service Company (“ATSCO”) in accordance with Rule 8-04(b) of Regulation S-X, which states in part:

“The periods for which financial statements are to be presented are determined by comparison of the most recent annual financial statements of the business acquired or to be acquired and the smaller reporting company’s most recent annual financial statements filed at or before the date of acquisition to evaluate each of the following conditions: …. (3) Compare the smaller reporting company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree exclusive of amounts attributable to any noncontrolling interests to such consolidated income of the smaller reporting company for the most recently completed fiscal year.”

With respect to each of ETI, UAT and ATSCO, the calculations under Rule 8-04(b)(3) resulted in a percentage of less than twenty percent of the Company’s consolidated net income. In fact, the calculations with respect to all three businesses in the aggregate resulted in a percentage that was less than twenty percent. As a result, the Company was not required to, and did not, file the financial information or pro forma financial information set forth in Item 9.01(a) and (b) of Form 8-K.

The Company further advises the Staff that the pro forma information contained in Note 10 – Subsequent Events to its unaudited financial statements contained in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014 as filed with the Commission on August 13, 2014 (the “Original June 10-Q”) and Note 3 – Acquisitions to the Company’s unaudited financial statements contained in its Quarterly Report on Form 10-Q for the period ended September 30, 2014 as filed with the Commission on November 13, 2014 (the “Original September Form 10-Q”) included net income on a pro forma basis attributable to the acquired businesses that was in excess of the historical net income attributable to such businesses for the purposes of significance testing under Rule 8-04(b)(3). Specifically, certain recurring expenses of the acquired businesses existing prior to the closing of the acquisitions will no longer recur following the respective closings. Such expenses were required to be eliminated for the purposes of the disclosure of the pro forma footnote information under ASC 805-10-50. These expenses were not required to be eliminated as part of the calculation of the significance test under Rule 8-04(b)(3).

Further, consistent with our verbal communication to the Staff, we corrected certain pro forma information contained in the footnotes referred to above in the Company’s Amendment No. 1 to the Original June Form 10-Q and Amendment No. 1 to the Original September Form 10-Q, respectively, on December 17, 2014. These changes to the disclosed pro forma information in no way impact the Company’s analysis and conclusions relating to the significance test described in Rule 8-04(b)(3) applied to ETI, UAT or ATSCO.

3. We note in your disclosure on the allocation of goodwill to each of the entities acquired. We further note you disclose that “Goodwill attributable to ATSCO will be amortized for fifteen years for tax purposes, but not deductible for financial reporting purposes” and “Goodwill attributable to ETI and UAT is not amortizable for tax purposes or deductible for financial reporting purposes.” Please confirm, if true, that your accounting policy related to the measurement of goodwill subsequent to its initial recognition complies with FASB ASC Topic 350-20-35-1. Revise future filings to clearly indicate your compliance with the referenced authoritative U.S. GAAP.

The Company respectfully wishes to clarify and confirm that its accounting policy related to the measurement of goodwill subsequent to its initial recognition complies with FASB ASC Topic 350-20-35-1, such that all goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit and will not be amortized for financial reporting purposes. Further, the Company intends to, in its future filings, clearly indicate that it complies with the referenced authoritative U.S. GAAP.

As requested by your letter, the Company respectfully advises the Staff that it acknowledges that it is responsible for the adequacy and accuracy of all disclosures in all of its filings to the Commission; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (631) 773-4210 if you have any questions you wish to discuss concerning this letter.

Sincerely yours,

/s/ Joseph A. Molino, Jr.

Joseph A. Molino, Jr.

Vice President and Chief Financial Officer

APPENDIX A

Item 9A.  Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure and control procedures that are designed to ensure that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Our management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based upon that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our internal control over financial reporting, as of December 31, 2013. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based upon that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2013.

Because of its inherent limitations, internal controls may not prevent or detect misstatements. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system’s objectives will be met. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

This annual report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal quarter ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.